Exhibit 99.1

QIWI ANNOUNCES PRICING OF PUBLIC OFFERING

BY SELLING SHAREHOLDERS

MOSCOW, RUSSIA – September 30, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) announced today the pricing of a previously announced underwritten public offering of 8,197,866 of its Class B Shares in the form of American Depositary Shares (ADSs) by certain of its shareholders at a price to the public of $30.50 per share (the “Offering Price”). The underwriters of the offering will have a 30-day option to purchase up to an additional 1,229,680 ADSs from the selling shareholders at the Offering Price, less underwriting discounts and commissions. The selling shareholders will receive all of the proceeds from the offering. The offering is expected to close on or about October 4, 2013, subject to customary closing conditions.

Credit Suisse Securities (USA) LLC is the sole book-running manager for the offering. VTB Capital plc is acting as lead manager, and William Blair and Aton Group are acting as co-managers for the offering. The offering is being made only by means of a prospectus. A copy of the final prospectus related to this offering, when available, may be obtained by contacting: Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037; or by visiting EDGAR on the SEC website at www.sec.gov.

The registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 14 million virtual wallets, over 169,000 kiosks and terminals, and enabled merchants to accept over RUB 44 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of Investor Relations

+7 499 709 0192

ir@qiwi.com